FARPOINT CAPITAL MANAGEMENT, LLC
7501 Tillman Hill Road
Colleyville, TX 76034

October 15, 2013

Mr. Carl C. Icahn
Icahn Enterprises, L.P.
767 Fifth Avenue
New York, NY 10153

Dear Mr. Icahn:

Your record as an investor is legendary.  “Investor of the Century” would be an appropriate description of your accomplishments and prowess in corporate and financial matters.  Shareholders of Icahn Enterprises (IEP) have seen their shares rise from a low of $9.04 a share in 2003 to $83.80 a share as of the close on October 10, 2013.

Sadly, as long suffering shareholders of Cadus (KDUS), a company you have controlled for 18 years, our lack of investment return has been frustrating and disappointing.  Some of our shares have been held since 2006.

Cadus is a small pimple on your $20 billion portfolio.  It appears to us that you have relegated the company to the status of an unwanted orphan in a coma who receives no visitors.

Let us relate to you the dismal history of the past 10 years (you have been the controlling shareholder since 1995 – 18 years):

1.
From 2003 to the present the share price of Cadus (KDUS) has fluctuated between $1.03 and $1.97 a share.  At the current price of $1.52 a share, shareholders have seen no gain on their investment after 10 years.  Adjusted for inflation, they are net losers.

2.	Book value on December 31, 2003 of $2.04 a share has declined to $1.72 a share on June 30, 2013. It continues to erode at about $0.01 a share every quarter.

3.	Working capital on December 31, 2003 was $26,000,000. As of June 30, 2013 it was $22,000,000.

4.	Tax net operating loss carry forwards have declined due to expirations from $28,800,000 as of December 31, 2003 to $18,900,000 on December 31, 2012.

5.	No year since 2003 has shown a profit.

This is not the kind of performance that investors have come to expect from Carl C. Icahn.  Perhaps as a twitter devotee you should share it with your followers.  Where is your vaunted concern for shareholders?  Why do three of the company’s four directors own no stock?  If you were attacking a target, you would emphasize this kind of dearth of faith shown here by your own Board.

Owning, as you do, 40% of the outstanding shares, attempting to replace the existing Board through the proxy process would be a quixotic and likely futile exercise.  We do wish to call to your attention the voting results at the 2012 annual meeting of Cadus shareholders.  The non-Icahn controlled votes were cast overwhelmingly against your nominees.  As the self-proclaimed guardian of shareholder rights, are you listening?

We believe it is past time to awaken the comatose orphan.  If you are too busy to do so, then put it out of its misery (liquidate).

Regards,

/s/ Bryan P. Healey
Bryan P. Healey, CPA, PFS
President